Attorneys and Counselors

2001 Bryan Street, Suite 3900	(214) 922-4120
Dallas, Texas 75201	Fax (214) 922-4170
(214) 953-0053	bhallett@hallettperrin.com
(214) 922-4142 Fax
www.hallettperrin.com

March 10, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Re:	USMD Holdings, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-4 (333-171386)

Dear Mr. Riedler:

On behalf of the Company, we have reviewed your comment letter dated March 3, 2011 regarding the above-referenced filing and respectively request the Staff to consider the following items relevant to such filing:

General

1.	Please consider the requirements to provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

RESPONSE: The Company believes that Rule 8-08(b) of Regulation S-X, rather than Rule 3-12, is operative, given that each of Holdings, USMD and UANT meets the requirements of a smaller reporting company. Per Rule 8-08(b), if a company reasonably and in good faith expects to report income from continuing operations in the most recent fiscal year for which audited financial statements are not available, and if such company reported income from continuing operations in one of the immediately preceding two fiscal years, then the smaller reporting company is not required to provide updated financial statements if the registration statement is effective within 90 days of the fiscal year end. The Company meets the requirements of Rule 8-08(b) and intends to request that the Staff declare the subject Registration Statement effective prior to March 31, 2011; consequently, the Company believes updated financial statements will not be required in this filing.

Questions and Answers About the Special Meetings and the Contribution, page 10

March 10, 2011

Q. What will USMD shareholders and Ventures receive in the Contribution?, page 11

2.	We note your revised disclosure indicating that: “[t]he formula will utilize the fair market values, as of December 31, 2010, of the individual business lines and investment of USMD, UANT and Ventures and provides for adjustments to these values as of the closing date to reflect changes in indebtedness, working capital and ownership percentages of the business lines and investments.” Please briefly expand your disclosure in this section to explain how the fair market values as of December 31, 2010 were calculated.

RESPONSE: Responsive language has been included on pages 11, 17, 63 and 64 of Amendment No. 2 to the Form S-4.

Q. How will USMD stock options be treated in the Contribution?, page 12

3.	Please update your disclosure to state the number of options granted by USMD as of December 31, 2010.

RESPONSE: Responsive language has been included on pages 13, 17 and 73 of Amendment No. 2 to the Form S-4.

Anticipated Accounting Treatment, page 20

4.	Please refer to your responses to comments 9, 10 and 59. Please provide a list of the shareholders for USMD, UANT Ventures and Ventures which include their ownership percentage and number of shares owned. Highlight those shareholders that have overlapping ownership interest in two or more of those entities. Also highlight those persons or entities that are immediate family member owners, or related party entities, and explain your relationship.

RESPONSE: UANT and Ventures have an identity of ownership; consequently, each partner of UANT is a partner of Ventures, owning the same percentage interest in Ventures as he does in UANT. Further, each partner of Ventures and UANT indirectly beneficially owns USMD shares through Ventures’ ownership of approximately 8.3% of the outstanding shares of USMD common stock. Certain partners of Ventures/UANT directly own shares of USMD common stock. Exhibit A attached hereto lists all of the USMD shareholders and UANT/Ventures partners and highlights those UANT/Ventures partners who directly own shares of USMD common stock. As noted therein, 30.5% of the USMD shares are owned by Ventures or persons who are partners of UANT/Ventures and 23.6% of the UANT/Ventures partnership interests are owned by persons who are also USMD shareholders. The exhibit also highlights those persons who are immediate family members or related parties of another shareholder or partner.

5.	Given that there are significant related parties between the entities, please tell us why you believe that the $30 million note that will be issued by Holdings in the transaction is part of the acquisition cost instead of all or a portion of accounted for as a distribution to owners. In this respect, please clarify who will be receiving the note and their relationship and ownership of USMD, either directly or indirectly.

March 10, 2011

RESPONSE: As noted in the Registration Statement, the Contribution Agreement provides a formula and related schedules for allocating consideration between the USMD shareholders and Ventures/UANT. This allocation is based upon the fair market value of the businesses contributed by each of them to Holdings and adjusted for indebtedness, deferred payment obligations and working capital. Schedule III to the Contribution Agreement provides a detailed illustration of the application of this formula. The partners of Ventures/UANT desire that a certain portion of the consideration they receive as a result of the contribution of the Ventures/UANT assets to Holdings be in the form of a subordinated note. Consequently, the number of shares of Holdings common stock allocated to Ventures/UANT will be reduced by $30 million to reflect the fact that Ventures/UANT will receive the $30 million note (filed as Exhibit 4.7 to the Registration Statement and referred to as the “Note”) as part of their total consideration.

The Note is considered to be acquisition cost because:

•	The Ventures/UANT partners bargained for it as part of their consideration in the negotiation of the Contribution.

•

The Note reduces (on a dollar for dollar basis) the attributed value of the businesses of Ventures/UANT contributed to Holdings for purposes of allocating the 10 million available shares of Holdings common stock to be issued in connection with the Contribution.

Although the Note is payable to Ventures, the Ventures partnership agreement provides that distributions to partners in respect of payments to Ventures of the principal of, and interest on, the Note will be made solely to the original Ventures/UANT partners (each of whom are listed on Exhibit A attached hereto). The USMD shareholders who become Ventures partners immediately prior to the consummation of the Contribution will not share in such distributions. As reflected on Exhibit A, the majority of the Ventures/UANT partners do not directly own USMD common stock and their only relationship and ownership of USMD results from their indirect beneficial ownership of the shares of USMD common stock held by Ventures.

6.

We acknowledge your response to comment 10. It would seem as though the prior USMD shareholders that exchanged their equity shares in USMD for partnership interest in Ventures are no longer affiliated or identifiable as USMD shareholders. It would seem that these shareholders are now simply UANT Ventures partners. This appears to support your disclosures at page 13, “What do I need to do now?” which states “….USMD shareholders will be asked to execute a power of attorney authorizing the secretary of USMD to surrender the certificates representing their shares of USMD common stock in order to receive the shares of Holdings common stock or partnership interests in Ventures…” Based on this at the point of the Contribution the certain prior USMD shareholders are now UANT Ventures partners. Based on this it would also seem appropriate that the current UANT Ventures partners (old partners and new partners) are the majority shareholders of Holdings. Please support your rationale for why it is appropriate to analyze this transaction for the accounting acquirer based on the old USMD shareholders prior

March 10, 2011

status as USMD shareholders and not their current status as UANT Ventures partners.

RESPONSE: The Staff’s comment appears to be based upon an erroneous assumption that certain USMD shareholders have already exchanged their shares of USMD common stock for partnership interests in Ventures and are therefore “no longer affiliated with or identified as USMD shareholders.” In fact, this exchange will occur immediately prior to, and is conditioned upon, the consummation of the Contribution. There will be no contribution by the USMD shareholders to Ventures unless the Contribution is consummated. On the mailing date of the proxy statement and on the date of the USMD shareholder meeting, these persons will be USMD shareholders. Their analysis of the transaction, their vote in respect of the Contribution, and their decision to receive shares of Holdings common stock (indirectly through their ownership of Ventures limited partnership interests) upon consummation of the Contribution are all made in the capacity of a USMD shareholder.

As described under “The Transaction—Background of the Transaction” on pages 56 and 57 of Amendment No. 2 to Form S-4, the partners of Ventures/UANT and the principal shareholders of USMD have decided to own their shares of Holdings common stock jointly though a common entity for business and tax purposes, as more fully described in the Prospectus. The shareholders and partners decided to hold these common shares in Ventures but could just as easily have accomplished these purposes by forming a new entity to hold the shares. That they are choosing to utilize Ventures, an existing entity, rather than forming a new entity for this purpose is simply for the convenience of the parties. It does not change the substance or accounting analysis of the transaction.

Financial Analysis Performed, page 59

7.	We note your response to our prior comment 34 and reissue the comment in part. Materials attached as Exhibit 99.3 appear to show that VMG Health, in connection with the financial analysis performed, came up with relative ownership calculations. Please expand your disclosure to describe and quantify those calculations.

RESPONSE: Responsive language has been included on pages 63 and 64 of Amendment No. 2 to Form S-4.

Business of UANT and Ventures, page 82

8.	We note from page 83 that Ventures LLP has an ownership interest in USMD Arlington and Fort Worth Hospitals (the Hospitals), respectively. We also note from page 113 that UANT sold a portion of its shares of its ownership interest in the Hospitals to THR. Please clarify on page 83 if UANT has an ownership interest in the Hospitals as stated on page 113.

RESPONSE: The disclosure under “Key Developments” in the UANT Management Discussion & Analysis erroneously indicated that UANT sold certain limited partnership interests in USMD Arlington Hospital and USMD Fort Worth Hospital when, in fact, it was Ventures that sold such interests. The disclosure on page 115 of Amendment No. 2 on Form S-4 has been corrected.

March 10, 2011

Management’s Discussion and Analysis

Pro Forma Financial Data for Holdings, page 120

9.	Please refer to adjustment G and the revisions made. Rule 11-02(b)(6) of Regulation S-X states that only adjustments that are expected to have a continuing impact should be eliminated in the pro forma income statement, though nonrecurring adjustments may be made to the pro forma balance sheet. Please revise the adjustment, revisit the previous adjustment G you eliminated, and consider our prior comment number 47 as appropriate.

RESPONSE: Responsive language is included in Adjustment G on page 133 of Amendment No. 2 to Form S-4.

10.	We acknowledge your response to comment 48 with regards to note H. It would seem appropriate that the prior partners of UANT Ventures would be employees of Holdings after the Contribution, and not of UANT Ventures as stated in your disclosures. Please revise your disclosures, if true to clarify that the prior partners of UANT Ventures will be employees of Holdings. Alternatively, please explain why the prior partners of UANT Ventures will be employees of UANT Ventures after the Contribution. Also, please confirm that there are employee service agreements in place for the amount of the salary expense adjustment or explain why the adjustment is factually supportable.

RESPONSE: The Company has revised Adjustment H on page 133 of Amendment No. 2 to Form S-4 to indicate that the prior partners of UANT will be employees of an indirect wholly-owned subsidiary of Holdings. Historically, the partners of UANT received their compensation in the form of distributions from UANT (organized as a partnership) and, as a result, these compensation costs were not reflected in the UANT financial statements. Going forward, the UANT partner-physicians will no longer be compensated in the form of distributions, but instead will be compensated as employees earning W-2 wages. Accordingly, the salary expenses Holdings will incur after the Contribution will be higher than the salary expenses historically incurred by UANT.

The Company anticipates entering into employment agreements with each of the UANT partners which will be executed contemporaneously with the closing of the Contribution. While the employment agreements have not yet been negotiated and finalized, the Company anticipates that the agreements will provide for employment compensation that is consistent, in calculation and amount, with the calculation and amount of distributions UANT was obligated to provide to its partners pursuant to UANT’s partnership agreement. The pro forma adjustments were estimated based on the historical distributions of UANT to its partners and represent the Company’s best estimate of the pro forma effect of the salaries.

11.	Refer to your response to our comment number 52. Please clarify that the pro forma adjustment “I” includes an adjustment for income taxes for the deconsolidation or revise accordingly.

March 10, 2011

RESPONSE: Responsive language is included in Adjustment I on page 133 of Amendment No. 2 to Form S-4.

12.	Please clarify the total purchase price, the methodology used to determine the fair value of Ventures, including UANT, and the assumptions used in the valuation.

RESPONSE: Responsive language is included in Adjustment F on page 132 and on pages 63 and 64 of Amendment No. 2 to the S-4.

13.	Based on the disclosures in the filing, including in “Anticipated Accounting Treatment” on page 20, USMD is acquiring Ventures. Based on the pro formas it appears that Ventures has no operations or assets or liabilities outside of UANT. If that is the case, please clarify. Please reconcile that with the disclosures in “Business of UANT and Ventures” on pages 82 and 83 which, outlines the equity investments of Ventures. Clarify in the filing how Ventures has been accounted for in the pro formas.

RESPONSE: We confirm the accuracy of the disclosures on pages 84 and 85 which outline the equity investment of Ventures. Disclosures regarding the “Anticipated Accounting Treatment” have been revised on pages 22 and 70 to remedy the apparent inconsistency with the disclosures on pages 84 and 85. Further, clarifying language has been added on page 128 regarding how Ventures and UANT have been accounted for in the pro forma financial statements.

Experts, page 153

14.	We note your response to our prior comment 55 and reissue the comment. We note that VMG Health’s fairness opinion is included and summarized in the registration statement, thus becoming expertise disclosure for purposes of the Securities Act Section 11(a). See Question 233.02 of the Compliance and Disclosure Interpretations for the Securities Act Rules. Please name VMG Health in the experts section of the Form S-4. Additionally, please attach VMG Health’s consent as an exhibit to the Form S-4. See Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

RESPONSE: VMG Health has been named as an expert in the “Experts” section on page 155 of Amendment No. 2 on Form S-4 and its consent to be so named has been included as Exhibit 23.4.

USMD Condensed Consolidated Balance Sheet for the nine months ended September 30, 2010, page F-30

15.	Refer to your response to our comment 58. Please tell us what operations the USMD Hospital Division owns outside of the deconsolidated hospitals and clarify what the goodwill relates to that remains in your financial statements.

March 10, 2011

RESPONSE: USMD Hospital Division does not own any entities with operations other than the deconsolidated hospitals. USMD Hospital Division’s operations consist of providing management services to the hospitals. The goodwill on USMD’s books specifically relates to the long-term management contracts held by USMD Hospital Division to provide management services to the hospitals. This goodwill arose from the acquisition, effective January 1, 2007, of the approximately one-third equity interests in USMD Hospital Division.

Annex B: Fairness Opinion of VMG Health

16.	We note the language in the second to last paragraph indicating that the opinion, and any written materials provided by VMG Health “will not be reproduced, summarized, described, relied upon or referred to or given to any other person for any purpose without our prior written consent, except as set forth in our engagement letters or with our prior written consent.” Please confirm that VMG Health has consented to the disclosure of the materials attached as Exhibit 99.3.

RESPONSE: The Company has obtained the consent of VMG Health to disclose the materials attached as Exhibit 99.3.

As requested by the Staff, we have enclosed with this letter an acknowledgement from the Company that the company is responsible for the adequacy and accuracy of the disclosures it has made.

Very truly yours,

/s/ Bruce H. Hallett

Bruce H. Hallett

Enclosures

cc:	Chris Dunleavy

Chief Financial Officer

USMD Holdings, Inc.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

36184-07 / 336619v7

Exhibit A

List of USMD Shareholders, UANT Partners and Ventures Partners

	Name of Holder	USMD Stock Held	Percentage Ownership of USMD	UANT Partnership Interests	Ventures Partnership Interests
*	John House	5,664,196	19.07%	2.36%	2.36%
	H.P. Hezmall	3,664,196	12.33%
	David Ellis	3,661,196	12.32%
	Paul Thompson	3,655,196	12.30%
	UANT Ventures	2,469,183	8.31%
(1)	Steve House	1,832,528	6.17%
	Charles Bradford	1,714,195	5.77%
	Jacob Rosenstein	1,252,584	4.22%
	Charles Cook	931,005	3.13%
	Christopher Dunleavy	721,900	2.43%
(2)	Neil House	540,864	1.82%
	Wade Lowry	446,686	1.50%
(3)	Tom Hall	330,000	1.11%
	Glen Wyant	284,640	0.96%
	Jeffrey W. Heitkamp	281,276	0.95%
	Todd Profit Sharing Plan	255,164	0.86%
*	Kenneth Licker	192,150	0.65%	2.36%	2.36%
*	Jim Saalfield	191,645	0.65%	2.36%	2.36%
*	Gary Price	178,131	0.60%	2.36%	2.36%
	Michael Biavati	154,168	0.52%
*	Pat Collini	150,547	0.51%	2.36%	2.36%
	Russell Dickey	87,292	0.29%
	Marian Zinnante	77,593	0.26%
	Jim Edwardson	65,000	0.22%
*	Lawrence J. Alter	63,393	0.21%	2.36%	2.36%
	Scott Allen	59,407	0.20%
	Michael McCullough	50,678	0.17%
*	Ali Shirvani	50,000	0.17%	2.36%	2.36%
	Robert L. True	48,495	0.16%
	James W. Ward	48,495	0.16%
*	Gordon Brody	42,363	0.14%	2.36%	2.36%
*	Kirk Pinto	40,467	0.14%	2.36%	2.36%
	Mary Finke	38,797	0.13%
	G. Byron Kallam	35,644	0.12%
	Tracy Rukab	35,644	0.12%
	Randy Hess	35,000	0.12%
	Kurt Kaufman	35,000	0.12%
	Ashton Flp	30,000	0.10%
	Ellen Parrill	29,098	0.10%
	Terri Crawford	25,000	0.08%
	Chris Lichty	25,000	0.08%
	John W. Johnson, III	23,763	0.08%
	John R. Jeffers	19,399	0.07%
	Ralph T. Wiegman	19,399	0.07%
	Keryn M. Dias	19,398	0.07%
*	Cliff Vestal	12,000	0.04%	2.36%	2.36%
	John Pumphry	11,881	0.04%
	Richard Lieman	10,000	0.03%
	Scott Ashton	10,000	0.03%
	Leea Bristow	10,000	0.03%
	David Cavallaro	10,000	0.03%
	Monty Trimble	7,072	0.02%

March 10, 2011

Name of Holder	USMD Stock Held	Percentage Ownership of USMD	UANT Partnership Interests	Ventures Partnership Interests
Robert Bell	5,365	0.02%
Mike Mycoskie	5,000	0.02%
Jan Turley	5,000	0.02%
JJ Fedderson	5,000	0.02%
Mark Freis	5,000	0.02%
Larry Haun	5,000	0.02%
Ty Miller	5,000	0.02%
Luis Nolasco	5,000	0.02%
Jennifer Passamano	5,000	0.02%
Terry White	5,000	0.02%
Gabe Zablatnik	4,000	0.01%
Tahir Ali	3,564	0.01%
Steve Miller	3,255	0.01%
Abrahams			2.36%	2.36%
Amos			2.36%	2.36%
Applewhite			2.36%	2.36%
Chan			2.36%	2.36%
Chuang			2.36%	2.36%
Diamond			2.36%	2.36%
Dowling			2.36%	2.36%
Frey			2.36%	2.36%
Gruber			2.36%	2.36%
Hollander			2.36%	2.36%
Jaderlund			2.36%	2.36%
Johnson			2.36%	2.36%
Kaplan			2.36%	2.36%
Lee, J.			2.36%	2.36%
Lowry			2.36%	2.36%
Maddox			2.36%	2.36%
McCurdy			2.36%	2.36%
Moore			2.36%	2.36%
Norris			2.36%	2.36%
Pace			2.36%	2.36%
Pugach			2.36%	2.36%
Rudy			2.36%	2.36%
Sambell			2.36%	2.36%
Scriven			2.36%	2.36%
Shepherd			2.36%	2.36%
Tchetgen			2.36%	2.36%
Thruman, S.			2.36%	2.36%
Truelson			2.36%	2.36%
Waguespack			2.36%	2.36%
West			2.36%	2.36%
Cannon-Smith			2.05%	2.05%
Gordon			2.05%	2.05%
Bevan-Thomas			1.42%	1.42%

	29,707,912	100%	100%	100%

Percentage of USMD shares held by Ventures and UANT/Ventures partners:				30.5%
Percentage of UANT/Ventures partnership interests held by USMD shareholders:				23.6%

*	Denotes a person with ownership interests in USMD and Ventures/UANT.
(1)	Dr. John House’s brother
(2)	Dr. John House’s brother
(3)	Chief Executive Officer of UANT

Certificate

I, John House, the Chief Executive Officer and President of USMD Holdings, Inc. a Delaware corporation (the “Company”), do hereby certify as to the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In Witness Whereof, the undersigned has signed this Certificate this 10th day of March, 2011.

USMD Holdings, Inc.

By:	/s/ John House
John House Chief Executive Officer and President